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TABLE OF CONTENTS

As Filed with the Securities and Exchange Commission on February 2, 2005

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

EVOLVING SYSTEMS, INC.
(Exact name of registrant as specified in its charter)

Delaware	84-1010843
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

9777 Mt. Pyramid Court, Suite 100
Englewood, Colorado 80112
(303) 802-1000
(Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

Stephen K. Gartside, Jr.
Chief Executive Officer and President
Evolving Systems, Inc.
9777 Mt. Pyramid Court, Suite 100
Englewood, Colorado 80112
(303) 802-1000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Charles D. Maguire, Jr., Esq.
Holme Roberts & Owen LLP
1700 Lincoln Street, Suite 4100
Denver, Colorado 80203
(303) 861-7000

Approximate date of commencement of proposed sale to public: From time to time after the effective date of this Registration Statement.

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of shares to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price	Amount of registration fee

Common Stock ($0.001 par value)	2,899,998	$3.06	$8,873,994	$1,045

(1)
This Registration Statement also covers an indeterminate number of shares that may be issued in connection with an adjustment in the amount of shares of common stock as a result of any stock split, stock dividend or similar transaction, as provided by Rule 416 under the Securities Act.

(2)
The offering price is estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c), using the average of the high and low prices of the Registrant's common stock as reported on The Nasdaq SmallCap Market on January 31, 2005.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 2, 2005

PROSPECTUS

2,899,998
Shares of Common Stock

        This prospectus relates to the resale, from time to time, by the selling stockholders named in this prospectus of up to 2,899,998 shares of our common stock issuable upon the conversion of our Series B Convertible Preferred Stock that were issued in connection with Evolving Systems' acquisition of Tertio Telecoms Ltd. from Tertio Telecoms Group, Ltd., which closed on November 2, 2004.

        The prices at which the selling stockholders may sell the shares in this offering will be determined by the prevailing market price for the shares or in negotiated transactions. See the section in this prospectus titled "Plan of Distribution" beginning on page 22 for additional information on how the selling stockholders may conduct sales of our common stock. We will not receive any of the proceeds from the sale of the shares.

        Our common stock is traded on The Nasdaq SmallCap Market under the symbol "EVOL." On February 1, 2005, the last reported sale price of our common stock was $3.77 per share.

        See "Risk Factors" beginning on page 3 to read about the risks you should consider carefully before buying shares of our common stock.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is February 2, 2005

        You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with information different from that contained or incorporated by reference into this prospectus. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representation. You should assume that the information contained in this prospectus or any prospectus supplement is accurate only as of the date on the front of the document and that any information contained in any document we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any prospectus supplement or any sale of a security. These documents are not an offer to sell or a solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

i

PROSPECTUS SUMMARY

        This summary highlights information appearing elsewhere in this prospectus or incorporated by reference. This summary may not contain all the information that you should consider before purchasing our common stock. You should carefully read this entire prospectus and the other documents to which this prospectus refers. You can obtain additional information about us in the reports and other documents incorporated by reference in this prospectus. See "Where You Can Find More Information" and "Incorporation of Certain Documents by Reference."

        In this prospectus, "Evolving Systems," "EVOL," "Company," "we," "us," and "our" each refer to Evolving Systems, Inc., and "selling stockholders" refers to those stockholders named under "Selling Stockholders," beginning on page 17 and other selling stockholders that may be identified in subsequent prospectus supplements.

        Evolving Systems is a provider of mission critical and cost-effective software solutions to telecommunications companies. We maintain long-standing relationships with many of the largest wireline, wireless and cable communications providers worldwide. Our customers rely on us to develop, deploy, enhance, maintain and integrate complex, highly reliable software solutions for a range of Operations Support Systems (OSS) and Network Support Systems (NSS). We have over 50 customers in 37 countries, including four of the largest wireline carriers in North America, representing approximately 90 percent of U.S. access lines, and six wireless carriers, representing more than 20 percent of U.S. wireless subscribers. We offer certain software products and solutions that enable our customers to comply with government-mandated requirements regarding local number portability (LNP) for wireline, and wireless number portability (WNP). The principal products in this area perform ordering and provisioning functions.

        We offer inventory and assignment software which supports carriers' compliance with the government phone number conservation mandates. In addition, we offer a variety of network assurance and data collection products that were added to our portfolio when we acquired CMS Communications Inc. (CMS) in November 2003. Additionally, with the acquisition Telecom Software Enterprises, LLC (TSE) on October 15, 2004 we added LNP and WNP number ordering and provisioning testing products which provide new OSS system integration capabilities. Most recently, on November 2, 2004, we acquired Tertio Telecoms Ltd. (now known as Evolving Systems Limited, and referred to herein as Tertio), a privately held supplier of OSS software solutions to communication carriers throughout Europe, the Middle East, Africa and Asia, expanding our markets beyond North America. Tertio's activation and mediation solutions, Provident™ and Evident™, fit well with elements of our product portfolio, strengthening our current network mediation and service assurance offerings. As a combined organization we become a company with global reach and a customer base that includes many of the world's leading communications carriers, including three of the world's ten largest wireless carriers. We are positioned as a provider of OSS, NSS and comprehensive systems integration capabilities because these complementary competencies enable us to address and implement solutions across a customer's infrastructure.

        Founded in 1985, we initially focused on providing custom software development and professional services to a limited number of telecommunications companies. In 1996, concurrent with the passage of the Telecommunications Act of 1996 (the Telecom Act), we made a strategic decision to add software products to our established professional services offerings. Since that time we have built and acquired a strong product portfolio that includes, but is not limited to, LNP and activation OSS platforms. These platforms enable carriers to both meet Federal Communications Commission (FCC) requirements that consumers be permitted to retain their phone numbers when changing service providers as well as provide key elements of a carriers back office for turning on new voice and data services for customers of both wireline and wireless networks.

        Historically, we have helped our customers integrate our products into their existing OSS environments. In 2002, we initiated a restructuring plan, which, in addition to significant operational cost reductions and greater leverage of offshore development, included the reengineering of our business model to a solutions strategy. The solutions business model reflects a more balanced mix of services and products, as well as integration and product enhancements for our customers' back office to meet the specific requirements of each customer. Solutions which include our intellectual property and extensions, enhancements and integration are typically licensed to our customers and supported by us. We branded the integration and development methodology that supports our business strategy ServiceXpress™.

        Our principal executive offices are located at 9777 Mount Pyramid Court, Suite 100, Englewood, Colorado 80112, and our telephone number is (303) 802-1000. Our Internet address is www.evolving.com. The information contained on, or linked to, our website is not incorporated by reference into this prospectus.

RISK FACTORS

        An investment in our stock involves a high degree of risk. You should consider carefully the following risks, along with all of the other information included in or incorporated by reference into this prospectus, before deciding to buy our common stock. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also impair our business operations. If we are unable to prevent events that have a negative effect from occurring, then our business may suffer. Negative events may decrease our revenue, increase our costs, make our financial results poorer and/or decrease our financial strength, and may cause our stock price to decline. In that case, you may lose all or a part of your investment in our common stock.

Certain Risk Factors

Risks related to Tertio Acquisition

  We are subject to financial and operating risks associated with international sales and services.

        Historically sales of our products have been limited to customers in the United States. Our only international experience has been with our Indian offshore development subsidiary. The acquisition of Tertio resulted in the addition of significant sales and operations outside the United States, including Europe, Asia and Africa. If we are unable to manage our sales and operations on a global basis, our financial condition or results of operations could be materially adversely affected. Our international business is subject to the financial and operating risks including:

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  unexpected changes in, or impositions of, legislative or regulatory requirements;

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  difficulties in maintaining effective controls over financial reporting across geographically dispersed entities, including those related to different business practices in foreign countries.

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  internal control related risks of running a foreign subsidiary;

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  changes in demand of our products and services due to the perception that we are an "American" company in countries where the United States' foreign policy is not viewed favorably;

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  fluctuating exchange rates, tariffs, currency repatriation restrictions and other barriers;

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  difficulties in staffing and managing foreign subsidiary operations;

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  import or export restrictions;

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  greater difficulties in accounts receivable collection and longer payment cycles;

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  potentially adverse tax consequences and additional tax considerations such as foreign withholding taxes and payment of value added tax (VAT);

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  potential hostilities and changes in diplomatic and trade relationships;

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  changes in a country's economic or political conditions; and

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  differing customer and/or technology standards requirements.

  Our stockholders will be diluted by the conversion of outstanding Series B Convertible Preferred Stock and, if approved by our stockholders, the convertible notes.

        In consideration for our acquisition of Tertio, we made a cash payment of $11.0 million, issued 966,666 shares of newly issued Series B Convertible Preferred Stock, issued a short term secured note with a principal amount of $4.0 million bearing interest at 5.5% per annum and issued long term secured notes with an aggregate principal amount of approximately $11.9 million bearing interest initially at 11% per annum (increasing to 14% on the second anniversary). Subject to stockholder approval, a portion of the outstanding balance of the long term secured notes may be exchanged for notes convertible into shares of our common stock which would bear interest at the applicable federal rate at the time the convertible notes are issued—currently about 3.7%. Subject to certain exceptions, the remaining portion of the outstanding balance of the long term secured notes would be exchanged at the same time into long term secured notes bearing interest initially at 9% per annum (increasing to 12% on the second anniversary).

        Each share of Series B Convertible Preferred Stock is convertible into three shares of our common stock which could result in the issuance of up to 2,899,998 shares of our common stock. Under certain circumstances, including stockholder approval of an amendment to our Certificate of Incorporation to increase the number of authorized shares of our common stock and approval permitting holders of the long term notes to exchange them into convertible notes, all but 1,000 shares of the Series B Convertible Preferred Stock are mandatorily convertible into our common stock. The Series B Convertible Preferred Stock is voluntarily convertible into our common stock at anytime at the option of the holder thereof. In the event that the Series B Convertible Preferred Stock and/or the convertible notes are converted into shares of common stock, there will be a significant dilutive effect on the ownership interests and voting rights of our existing stockholders.

        Prior to our acquisition of Tertio, only one of our stockholders beneficially owned in excess of five percent of our common stock. If the Series B Convertible Preferred Stock and the convertible notes are exchanged for shares of our common stock, the holder and their affiliates would hold in excess of twenty percent (but no more than thirty-three percent) of the outstanding shares of our common stock. The sale by such holders of one or more large blocks of our common stock could have a negative impact on the market price of our common stock. Additionally, such ownership interests could effectively deter a third party from making an offer to buy us, which might involve a premium over our current stock price or other benefits for our stockholders, or otherwise prevent changes in the control or management of Evolving Systems. In addition, there are no restrictions, in the form of a standstill agreement or otherwise, on the ability of such stockholders or their affiliates to purchase additional shares of our common stock and thereby further increase their ownership interests.

  The holders of our Series B Convertible Preferred Stock have preferential rights that may be adverse to holders of our common stock.

        The holder of the Series B Convertible Preferred Stock has preferential rights with respect to distributions upon a liquidation of Evolving Systems, including certain business combinations deemed to be a liquidation. Accordingly, no distributions upon liquidation may be made to the holders of common stock until the holders of the Series B Convertible Preferred Stock have been paid their liquidation preference. As a result, it is possible that, on liquidation, all amounts available for the holders of equity of Evolving Systems would be paid to the holders of the Series B Convertible Preferred Stock, and that the holders of common stock would not receive any payment. Additionally, in connection with the Tertio acquisition we are obligated to file and keep effective a registration statement providing for the resale of the shares of our common stock issuable upon the conversion of the Series B Convertible Preferred Stock and the convertible notes. If the Securities and Exchange Commission refuses to declare the registration statement effective or we fail to keep the registration statement effective, the holders of the Series B Convertible Preferred Stock will have the right to cause us to repurchase for cash the shares of the Series B Convertible Preferred Stock for $3.89 per share (on an as converted basis), or approximately $11.3 million. If we are required to make this payment, it would have a significant adverse impact on our liquidity and could cause us to incur additional indebtedness.

        Additionally, the Series B Convertible Preferred Stock, as well as the convertible notes (if approved), contain certain weighted average price based anti-dilution protections that would be triggered if we ever issued shares of our common stock (subject to certain adjustments and standard exclusions relating to Company options) below $3.89 per share. In the event that we issued shares below this threshold, the holders of our common stock would be diluted to an unknown degree. Furthermore, the mere existence of such anti-dilution protections could make it difficult for us to issue any common stock below $3.89 per share, if at all. In the event the anti-dilution adjustments of the Series B Convertible Preferred Stock are triggered, such adjustments would result in a deemed dividend to the Series B Convertible Preferred Stock holders that would reduce income available to common stockholders. The charge would be equal to the number of additional shares issuable as a result of the anti-dilution calculation, multiplied by the fair value of the Series B Convertible Preferred Stock on the date of issuance, or $3.89. The deemed dividend charge could negatively affect the price of our common stock.

  The indebtedness incurred in connection with the Tertio acquisition may limit our ability to grow and could adversely affect our financial condition.

        The indebtedness incurred with respect to the short and the long term secured notes and, possibly, the redemption of the Series B Convertible Preferred Stock, is material in relation to our current level of indebtedness, our ability to service the debt from our operating cash flow and our ability to repay the debt in full at maturity. If we do not obtain stockholder approval to permit holders to exchange some or all of the long term notes into convertible notes, and such notes are not converted, we will be required to service the full amount of the long term debt and related interest payments. Additionally, if we do not receive such stockholder approval, the Series B Convertible Preferred Stock will not automatically be converted into common stock and will remain outstanding in accordance with its terms. No assurance can be given that sufficient funds will be available to meet our operating needs, to pay the interest due on the short and the long term secured notes or, if required, to redeem the Series B Convertible Preferred Stock. The notes are secured by a general lien on all of our assets. If we are unable to pay the notes as they become due, the holders of the notes could foreclose on all of our assets. The increased level of our indebtedness, among other things, could:

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  make it difficult for us to obtain any necessary future financing for working capital, capital expenditures, debt service requirements or other purposes;

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  limit our flexibility in planning for, or reacting to changes in, our business; and

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  make us more vulnerable in the event of a downturn in our business.

        If we incur new indebtedness in the future, the related risks that we now face could intensify. Whether we are able to make required payments on our outstanding indebtedness and to satisfy any other future debt obligations will depend on our future operating performance and our ability to obtain additional debt or equity financing.

        Nasdaq Rule 4350(i)(1)(C) requires that a company whose stock is traded on Nasdaq obtain stockholder approval in connection with the acquisition of another company involving the issuance or potential issuance of common stock equal to twenty percent or more of its common stock. The issuance of the Series B Convertible Preferred Stock alone, does not exceed this twenty percent threshold. However, because the issuance of the shares of common stock upon conversion of the Series B Convertible Preferred Stock and the convertible notes would, collectively, result in us issuing in excess of twenty percent of our outstanding shares of common stock, we are required under the Nasdaq rules to seek stockholder approval for the conversion of the long term notes into convertible notes. No assurances can be given that our stockholders will approve the matters required for such conversion or that we will be able to obtain a sufficient quorum to vote on all such matters. If our stockholders do not approve such conversion, the long term notes will remain outstanding until December 31, 2007 (unless earlier repaid) and our ability to continue to service such debt could adversely affect our financial condition.

  The terms and conditions of the Series B Convertible Preferred Stock and the indebtedness incurred in connection with the Tertio acquisition may have an adverse impact on our results of operations and financial performance.

        There is a potential that the Company will incur additional charges in the future related to various provisions of the financial instruments issued in connection with the acquisition of Tertio. Subject to stockholder approval and election by the note holders, the long term secured notes initially bearing interest at 11% per annum could be converted into a combination (based on the allocation election of the note holders) of convertible notes bearing interest at the applicable federal rate at the time the convertible notes are issued (currently about 3.7%), and fixed rate, non-convertible notes bearing interest initially at 9% per annum. Such conversion is dependent upon the approval by the Company's stockholders to increase the number of authorized shares and to approve such conversion. When and if such conversion occurs, the extinguishment of the long term secured note and the issuance of the convertible and non-convertible notes will be recorded at their fair value, which could result in a charge reducing our income which in turn could negatively affect our stock price. Fair value assessments are dependent upon market factors in existence at the time of measurement.

        In addition to the aforementioned charges related to remeasuring the long term secured note exchange at fair value, if the conversion rate on the convertible notes is less than the fair value of the stock into which the notes are convertible, on the date of issuance the Company will be required to record as additional interest expense a beneficial conversion feature that will negatively affect interest expense in the period in which the convertible notes are issued.

        The inability to register shares of our common stock underlying the Series B Convertible Preferred Stock and/or an inability to keep such registration effective, as described above, could result in the Series B Convertible Preferred Stock becoming mandatorily redeemable. Currently, the Series B Convertible Preferred Stock is classified as non-permanent equity since the events that would require its redemption have not occurred. If we are unable to obtain and maintain the effectiveness of the related registration statement, the Series B Convertible Preferred Stock will become mandatorily redeemable at the option of the holders and the instrument will be reclassified as a liability. Upon reclassification, the Series B Convertible Preferred Stock will be remeasured at its then current fair value and the difference between its fair value and redemption price will be charged to additional paid-in capital. Such charge to equity may negatively impact the price of our common stock. Subsequent changes to the fair value of this instrument would be recognized in earnings, as a charge or income, and such amounts could be significant and unpredictable.

  Certain provisions of the long term note payable issued in conjunction with the Tertio acquisition call for the acceleration of payments if certain cash flow thresholds are achieved.

        The notes issued in conjunction with the Tertio acquisition require us to offer the note holders a prepayment on such notes in the amount that our closing cash balance exceeds $7,000,000 at the end of each fiscal quarter. Such a requirement will restrict our liquidity and cash management flexibility. Until the acquisition notes are repaid, our ability to engage in transactions or to enter into agreements requiring significant cash investments may be adversely affected.

Risks Related to Our Business

  Because our quarterly and annual operating results are difficult to predict and may fluctuate, the market price for our stock may be volatile.

        Our operating results have fluctuated significantly in the past and may continue to fluctuate significantly in the future. Fluctuations in operating results may result in volatility of the price of our common stock. These quarterly and annual fluctuations may result from a number of factors, including:

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  the size of new contracts and when the related revenue is recognized;

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  our rate of progress under our contracts;

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  acquisition and integration costs;

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  the timing of customer and market acceptance of our products and service offerings;

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  our ability to effectively manage offshore software development in India;

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  actual or anticipated changes in government laws and regulations related to the telecommunications market;

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  judicial or administrative actions about these laws or regulations;

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  the nature and pace of enforcement of the Telecom Act as well as other similar foreign statutes, regulations and acts;

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  product lifecycles;

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  the mix of products and services sold;

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  changes in demand for our products and services;

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  the timing of third-party contractors' delivery of software and hardware;

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  budgeting cycles of our customers;

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  changes in the terms and rates related to the renewal of support agreements;

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  level and timing of expenses for product development and sales, general and administrative expenses;

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  competition by existing and emerging competitors in the telecommunications software markets;

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  our success in developing and selling new products, controlling cost, attracting and retaining qualified personnel and expanding our sales and customer focused programs;

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  software defects and other product quality problems;

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  changes in our strategy;

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  the extent of industry consolidation;

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  foreign exchange fluctuations; and

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  general economic conditions.

        In the past, and currently, we earn a significant portion of our revenue from a small number of customers. We expect this to be mitigated somewhat by the expansion of our customer base through our recent acquisitions. However, the loss of any significant customer, delays in delivery or acceptance of any of our products by a customer, delays in the performance of services for a customer, or delays in collection of customer receivables could be materially harmful to our business, financial condition, results of operations and cash flows.

        Our expense levels are based in significant part on our expectations regarding future revenue. Our revenue is difficult to forecast as the market for our products and services is rapidly changing, and our sales cycle and the size and timing of significant contracts vary substantially among customers. Accordingly, we may be unable to adjust spending in a timely manner to compensate for any unexpected shortfall in revenue. Any significant shortfall from anticipated levels of demand for our products and services could have a material adverse effect on our business, financial condition, results of operations and cash flows.

        Based on these factors, we believe our future quarterly and annual operating results may vary significantly from quarter to quarter and year to year. As a result, quarter-to-quarter and year-to-year comparisons of operating results are not necessarily meaningful nor do they indicate what our future performance will be. Furthermore, we believe that in future reporting periods if our operating results fall below the expectations of public market analysts or investors, it is possible that the market price of our common stock could go down.

  Changes to the regulations of the telecommunication industry, or challenges thereto, could hurt the market for our products and services.

        The market for our traditional North American OSS products was created and has primarily been driven by the adoption of regulations under the Telecom Act requiring Regional Bell Operating Companies (RBOCs) to implement LNP as a condition to being permitted to provide long distance services. Therefore, any changes to these regulations, or the adoption of new regulations by federal or state regulatory authorities under the Telecom Act, or any legal challenges to the Telecom Act, could hurt the market for our products and services. For example, when the FCC delayed implementation of the Telecom Act with respect to wireless carriers until November 2003, these delays had an impact on our revenue from our WNP products and services. Likewise, in mid-2001 when Verizon Wireless petitioned the FCC requesting forbearance from this requirement, we saw our wireless customers delay making decisions to purchase WNP products. WNP went into effect in November 2003. However, any invalidation, repeal or modification in the requirements imposed by the Telecom Act or the FCC, could materially harm our business, financial condition and results of operations. In addition, customers may require, or we may find it necessary or advisable, to modify our products or services to address actual or anticipated changes in regulations affecting our customers. This could also materially harm our business, financial condition, results of operations, and cash flows. Additionally, with our acquisition of Tertio, we are now subject to numerous regulatory requirements of foreign jurisdictions. Any compliance failures or changes in such regulations could also materially harm our business, financial condition, results of operations and cash flows.

  We depend on a limited number of significant customers for a substantial portion of our revenues, and the loss of one or more of these customers could adversely affect our business.

        Historically, a substantial portion of our revenue came from a limited number of customers, all in the U.S. telecommunications industry. During 2003 and 2002, we recognized approximately 61% and 66%, respectively, of our total revenue from three significant customers, who each were responsible for more than 10% of our total revenue. In 2001 approximately 67% of our revenue came from four significant customers. It is likely that we will continue to depend on large contracts with a small number of major customers. This can cause our revenue and earnings to fluctuate between reporting periods based on the timing of contracts and when our customers install our products. None of our major customers have any obligation to purchase additional products or services beyond annual support contracts that they may or may not renew each year. As a result, our failure to maintain relationships with our existing customers or to develop relationships with significant new customers could materially harm our business, financial condition, results of operations and cash flows.

  The integration of entities that we have recently acquired may not achieve the expected results and may result in unexpected liabilities and costs.

        The integration of Tertio and TSE or future acquisitions may present risks and we may be unable to achieve the product, financial or strategic goals intended at the time of any acquisition. The risks we may encounter in such transactions include:

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  we may have difficulty assimilating the operations and personnel of the acquired company;

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  we may have difficulty effectively integrating the acquired technologies or products with our current products and technologies;

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  we may incur unanticipated liabilities that are not covered by our indemnification rights under the applicable acquisition agreements;

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  we may have difficulty in maintaining controls, procedures and policies during the transition and integration, as well as successfully completing in 2005 management's assessment of its internal controls over financial reporting as required by Section 404(a) of the Sarbanes-Oxley Act and our auditor's examination thereon as required by Section 404(b) of the Sarbanes-Oxley Act;

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  customers of the acquired company may decide not to renew their contracts with the combined entity and other ongoing business may be disrupted by transition and integration issues;

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  we may not be successful in cross-selling products between Evolving Systems' and the acquired companies' customer bases;

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  the financial and strategic goals for the acquired and combined businesses may not be achieved;

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  due diligence processes may have failed to identify significant issues with product quality, intellectual property ownership, product architecture, legal and financial contingencies, and product development;

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  significant impairment charges may be recorded if intangible assets acquired in business combinations are determined to be unrecoverable or impaired;

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  risks related to write-offs of intangibles/goodwill;

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  acquisitions and their subsequent integration require considerable time and commitment of management, which can distract management from day-to-day operations and result in additional costs which reduce profits;

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  we do not know if we have or will be able to identify and purchase assets and/or companies that will complement our business;

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  our stockholders may experience additional dilution of their interests in Evolving Systems as a result of the issuance of convertible preferred stock, other convertible instruments and/or common stock in connection with our acquisitions;

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  certain management and other employees of Tertio and TSE, or future acquisitions, may be critical to the success of the acquired company, and we do not know if we will be successful in retaining these individuals in the combined companies; and

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  the price of our stock may go down as stockholders who receive stock in the CMS transaction, and those receiving stock in connection with the Tertio transaction, or any future transaction, elect to sell their shares, or the marketplace does not favorably view the transaction.

        Based on all of the foregoing, we believe it is possible for future revenue, expenses and operating results to vary significantly from quarter to quarter and year to year. As a result, quarter-to-quarter and year-to-year comparisons of operating results are not necessarily meaningful or indicative of future performance.

  Our products are complex and have a lengthy implementation process; unanticipated difficulties or delays in the customer acceptance process could result in higher costs and delayed payments.

        Implementing our solutions can be a relatively complex and lengthy process since we typically customize these solutions for each customer's unique environment. Often our customers may also require rapid deployment of our software solutions, resulting in pressure on us to meet demanding delivery and implementation schedules. Delays in implementation may result in customer dissatisfaction and/or damage our reputation. This could materially harm our business, financial condition, results of operations and cash flows.

        The majority of our existing contracts provide for acceptance testing by the customer, which can be a lengthy process. Unanticipated difficulties or delays in the customer acceptance process could result in higher costs, delayed payments, and deferral of revenue recognition. In addition, if our software contains defects or we otherwise fail to satisfy acceptance criteria within prescribed times, the customer may be entitled to cancel its contract and receive a refund of all or a portion of amounts paid or other amounts as damages, which could exceed related contract revenue and which could result in a future charge to earnings. Any failure or delay in achieving final acceptance of our software and services could have a material harmful effect on our business, financial condition, results of operations and cash flows.

  Our products typically require significant review and internal approval processes by our customers over an extended period of time. Interruptions in such process due to economic downturns, consolidations or otherwise could result in the loss of our sales and adversely affect our financial performance.

        Large telecommunications solutions used for enterprise-wide, mission-critical purposes, involve significant capital expenditures and lengthy implementation plans. Prospective customers typically commit significant resources to the technical evaluation of our products and services and require us to spend substantial time, effort and money providing education regarding our solutions. This evaluation process often results in an extensive and lengthy sales cycle, typically ranging between three and twelve months, making it difficult for us to forecast the timing and magnitude of sales contracts. For example, customers' budgetary constraints and internal acceptance reviews may cause potential customers to delay or forego a purchase. The delay or failure to complete one or more large contracts could materially harm our business, financial condition, results of operations and cash flows and cause our operating results to vary significantly from quarter to quarter and year to year.

        The telecommunications industry has recently experienced significant reorganization and consolidation. This may continue. Mergers and acquisitions of large telecommunications companies, as well as the formation of new alliances, have resulted in a constantly changing marketplace for our products and services. Delays associated with these changes are common. These consolidations have caused us to lose customers and it is possible that we could lose additional customers as a result of more consolidations. In addition, due to a major downturn in the telecommunications industry which began in the second half of 2000 (and continues to the present), many of the companies in the telecommunications industry reduced their capital expenditures in response to changes in the telecommunications marketplace; some companies have declared bankruptcy, cancelled contracts, delayed payments to their suppliers or delayed additional purchases. The delay or failure to complete one or more large contracts, or the loss of a significant customer, could materially harm our business, financial condition, results of operations, or cash flows, and cause our operating results to vary significantly from quarter to quarter and year to year.

  Many of our products and services are sold on a fixed-price basis, if we incur budget overruns, our margins and results of operations may be materially harmed.

        Currently, a large portion of our revenue is from contracts that are on a fixed-price basis. We anticipate that customers will continue to request we provide software and integration services as a total solution on a fixed-price basis. These contracts specify certain obligations and deliverables we must meet regardless of the actual costs we incur. Projects done on a fixed-price basis are subject to budget overruns. On occasion, in the past, we have experienced budget overruns, resulting in lower than anticipated margins. We can give no assurance we will not incur similar budget overruns in the future. If we incur budget overruns, our margins and results of operations may be materially harmed.

  The industry in which we compete is subject to rapid technological change, if we fail to develop or introduce new, reliable and competitive products in a timely fashion, our business may suffer.

        The market for our products and services is subject to rapid technological changes, evolving industry standards, changes in carrier requirements and preferences and frequent new product introductions and enhancements. The introduction of products that incorporate new technologies and emergence of new industry standards can make existing products obsolete and unmarketable. To compete successfully, we must continue to design, develop and sell enhancements to existing products and new products that provide higher levels of performance and reliability in a timely manner, take advantage of technological advancements and changes in industry standards and respond to new customer requirements. As a result of the complexities inherent in software development, major new product enhancements and new products can require long development and testing periods before they are commercially released and delays in planned delivery dates may occur. There can be no assurance we will successfully identify new product opportunities or will achieve market acceptance of new products brought to market. In addition, products developed by others may cause our products to become obsolete or noncompetitive. If we fail to anticipate or respond adequately to changes in technology and customer preferences, or if our products do not perform satisfactorily, or if we have delays in product development, our business, financial condition, results of operations may be materially harmed.

  The market for our number portability products is mature and we may not be able to successfully develop new products to remain competitive.

        The market for our number portability products is mature and we may not be able to successfully identify new product opportunities or achieve market acceptance of new products brought to the market. Although wireless number portability was only recently mandated, many of the wireless carriers selected solutions from our competitors and it is unclear how many new opportunities there will be with these carriers. If we are unable to identify new product opportunities, our business, financial condition, results of operations or cash flows could be materially harmed.

  The steps that we have taken to reduce costs during the downturn in the telecommunications industry may have a negative impact on our ability to grow and generate future revenue.

        In response to the downturn in the telecommunications industry, we have taken steps to reduce our expenses, such as reductions in staff, closing of our satellite facilities, reductions in employee benefits and general cost control measures. If, as a result of such cost reductions, we have not adequately responded to balance expenses against revenue, or if our fixed costs cannot be reduced enough, our financial condition could be materially harmed. Likewise, cutbacks in staff may have an impact on our ability to generate future revenue.

  If we are unable to properly supervise our software development subsidiary in India, or if political or other uncertainties interfere, we may be unable to satisfactorily perform our customer contracts and our business could be materially harmed.

        In February 2004, we formed Evolving Systems Networks India Private Limited (Evolving Systems India), a wholly owned subsidiary of Evolving Systems, to transfer the services provided by our Indian subcontractor, Infosys, to Evolving Systems India. If Evolving Systems India fails to provide quality software in a timely fashion, this could negatively affect our ability to satisfy our customer contracts. Furthermore, political changes and uncertainties in India could negatively impact the business climate there. As a result, we may be unable to satisfactorily perform our customer contracts and our business, financial condition and results of operations could be materially harmed.

  The telecommunications industry is highly competitive and if our products do not satisfy customer demand for performance or price, our customers could purchase products and services from our competitors.

        Our primary markets are intensely competitive and are subject to rapid technological changes, evolving industry standards and regulatory developments. We face continuous demand for improved product performance, new product features and reduced prices, as well as intense pressure to accelerate the release of new products and product enhancements. Our existing and potential competitors include many large domestic and international companies, including some competitors that have substantially greater financial, manufacturing, technological, marketing, distribution and other resources, larger installed customer bases and longer-standing relationships with customers than we do. Our principal competitors in the LNP and WNP market include Telcordia Technologies, Inc., Syniverse Technologies, Accenture Ltd., Tekelec and NeuStar, Inc. There also can be no assurance that customers will not offer competitive products or services in the future since customers who have purchased solutions from us are not precluded from competing with us. Many telecommunications companies have large internal development organizations, which develop software solutions and provide services similar to the products and services we provide. We also expect competition may increase in the future from Application Service Providers, existing competitors and from other companies that may enter our existing or future markets with solutions which may be less costly, provide higher performance or additional features or be introduced earlier than our solutions.

        We believe that our ability to compete successfully depends on numerous factors. For example, the following factors affect our ability to compete successfully:

  •
  how well we respond to our customers' needs;

  •
  the quality and reliability of our products and services and our competitors' products and services;

  •
  the price for our products and services, as well as the price for our competitors' products and services;

  •
  how well we manage our projects;

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  our technical subject matter expertise;

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  the quality of our customer service and support;

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  the emergence of new industry standards;

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  the development of technical innovations;

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  our ability to attract and retain qualified personnel;

  •
  regulatory changes; and

  •
  general market and economic conditions.

        Some of these factors are within our control, and others are not. A variety of potential actions by our competitors, including a reduction of product prices or increased promotion, announcement or accelerated introduction of new or enhanced products, or cooperative relationships among competitors and their strategic partners, could harm our business, financial condition, results of operations and cash flows. There can be no assurance that we will be able to compete successfully with existing or new competitors or that we will properly identify and address the demands of new markets. This is particularly true in new markets where standards are not yet established. Our failure to adapt to emerging market demands, respond to regulatory and technological changes or compete successfully with existing and new competitors would materially harm our business, financial condition, results of operations and cash flows.

  Our failure to attract and retain qualified personnel on a timely basis could materially harm our business.

        Our ability to manage future expansion, if any, effectively will require us to attract, train, motivate and manage new employees successfully, to integrate new management and employees into our overall operations and to continue to improve our operations, financial and management systems. There can be no assurance that we will be able to retain personnel or to hire additional personnel on a timely basis, if at all. Because of the complexity of our software solutions, a significant time lag exists between the hiring date of technical and sales personnel and the time when they become fully productive. We have at times experienced difficulty in recruiting and retaining such personnel. Our failure to retain personnel or to hire qualified personnel on a timely basis could materially harm our business, financial condition, results of operations and cash flows.

  Our products are complex and may have errors that are not detected until deployment, and litigation related to warranty and product liability claims could be expensive and could negatively affect our reputation and profitability.

        Our agreements with our customers typically contain provisions designed to limit our exposure to potential liability for damages arising out of the use of or defects in our products. These limitations, however, tend to vary from customer to customer and it is possible that these limitations of liability provisions may not be effective. We currently have errors and omissions insurance, which, subject to customary exclusions, covers claims resulting from failure of our software products or services to perform the function or to serve the purpose intended. To the extent that any successful product liability claim is not covered by this insurance, we may be required to pay for a claim. This could be expensive, particularly since our software products may be used in critical business applications. Defending such a suit, regardless of its merits, could be expensive and require the time and attention of key management personnel, either of which could materially harm our business, financial condition and results of operations. In addition, our business reputation could be harmed by product liability claims, regardless of their merit or the eventual outcome of these claims.

  There can be no assurances that our measures to protect our proprietary technology and other intellectual property rights are adequate and if we fail to protect those rights, our business would be harmed.

        Our success and ability to compete are dependent to a significant degree on our proprietary technology. We rely on a combination of copyright, trademark and trade secret laws, as well as confidentiality agreements and licensing arrangements, to establish and protect our proprietary rights. We have U.S. patents on elements of our LNP products, NumberManager® and OrderPath®, and elements of our OmniPresenceServer™ application and have applied for patent protection on various other elements of our OmniPresenceServer application and our ServiceXpress™ Test Harness application. In addition, we have registered or filed for registration of certain of our trademarks.

Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our products or technology without authorization or to develop similar technology independently through reverse engineering or other means. In addition, the laws of some foreign countries may not adequately protect our proprietary rights. There can be no assurance that our means of protecting our proprietary rights in the U.S. or abroad will be adequate or that others will not independently develop technologies that are similar or superior to our technology, duplicate our technology or design around any of our patents.

  In the event that we are infringing upon the proprietary rights of others or violating licenses, we may become subject to infringement claims that may prevent us from selling certain products and we may incur significant expenses in resolving these claims.

        It is also possible that our business activities may infringe upon the proprietary rights of others, or that other parties may assert infringement claims against us. If we become liable to any third party for infringing its intellectual property rights, we could be required to pay substantial damage awards and to develop non-infringing technology, obtain licenses, or to cease selling the applications that contain the infringing intellectual property. Litigation is subject to inherent uncertainties, and any outcome unfavorable to us could materially harm our business. Furthermore, we could incur substantial costs in defending against any intellectual property litigation, and these costs could increase significantly if any dispute were to go to trial. Our defense of any litigation, regardless of the merits of the complaint, likely would be time-consuming, costly, and a distraction to our management personnel. Adverse publicity related to any intellectual property litigation also could harm the sale of our products and damage our competitive position.

        Certain software developed or used by Evolving Systems, as well as certain software acquired in our acquisitions of TSE or Tertio, may include or be derived from software that is made available under an open source software license.

  •
  Such open source software may be made available under a license such as the GNU General Public License (GPL) or GNU Lesser General Public License (LGPL) which impose certain obligations on us in the event we were to distribute derivative works based on the open source software. These obligations may require us to make source code for these derivative works available to the public or license the derivative works under a particular type of open source software license, rather than the license terms we customarily use to protect our software.

  •
  There is little or no legal precedent for interpreting the terms of certain of these open source licenses, including the terms addressing the extent to which a derivative work based on open source software may be subject to these licenses. We believe we have complied with our obligations under the various applicable open source licenses. However, if the owner of any open source software were to successfully establish that we had not complied with the terms of an open source license for a particular derivative work based on that open source software, we may be forced to release the source code for that derivative work to the public or cease distribution of that work.

  •
  We generally prohibit the combination of our proprietary software with open source software. Despite these restrictions, parties may combine our proprietary software with open source software without our authorization, in which case such parties could be forced to release to the public the source code of our proprietary software.

  Disruptions from terrorist activities or military actions may have an adverse effect on our business.

        The continued threat of terrorism within the U.S. and throughout the world and acts of war may cause significant disruption to commerce throughout the world. Our business and results of operations could be materially and adversely affected to the extent that such disruptions result in delays or cancellations of customer orders, delays in collecting cash, a general decrease in corporate spending on information technology, or our inability to effectively market, manufacture or ship our products. We are unable to predict whether war and the threat of terrorism or the responses thereto will result in any long-term commercial disruptions or if such activities or responses will have any long-term material adverse effect on our business, results of operations, financial condition or cash flows.

Risks Related to this Offering

  The trading price of our stock has been subject to wide fluctuations and may continue to experience volatility in the future.

        The trading price of our common stock has been subject to wide fluctuations in response to variations in operating results, announcements of technological innovations or new products by us or our competitors, changes in financial estimates by securities analysts, the operating and stock price performance of other companies that investors may deem comparable to us, general stock market and economic considerations and other events or factors. This may continue in the future. In addition, during 2002 the price for our stock dropped below the minimum Nasdaq requirements, and we received notice from Nasdaq that our stock would be delisted. We subsequently satisfied Nasdaq listing requirements, but factors may in the future cause our stock price to drop below Nasdaq listing requirements.

        In addition, the stock market has experienced volatility that has particularly affected the market prices of stock of many technology companies and often has been unrelated to the operating performance of these companies. These broad market fluctuations may negatively impact the trading price of our common stock. As a result of the foregoing factors, we cannot assure our investors that our common stock will trade at or higher than its current price.

  Sales of large blocks of our stock may result in the reduction in the market price of our stock and make it more difficult to raise funds in the future.

        If our stockholders sell substantial amounts of our common stock in the public market, the market price of our common stock could fall. The perception among investors that such sales will occur could also produce this effect. These factors also could make it more difficult to raise funds through future offerings of common stock.

  We are subject to certain rules and regulations of federal, state and financial market exchange entities, the compliance of which requires substantial amounts of management time and company resources.

        Because our common stock is publicly traded, we are subject to certain rules and regulations of federal, state and financial market exchange entities charged with the protection of investors and the oversight of companies whose securities are publicly traded. These entities, including the Public Company Accounting Oversight Board, the SEC and the Nasdaq, have recently issued, and will likely continue to issue, new requirements and regulations, including those required by the Sarbanes-Oxley Act of 2002. Our compliance with current and proposed rules, such as Section 404 of the Sarbanes-Oxley Act of 2002, is likely to require the commitment of significant managerial resources. There can be no assurance that we will be able to fully comply with all requirements and regulations or that the cost to comply with such requirements and regulations will not adversely affect our financial condition.

  We have never paid dividends and do not anticipate paying cash dividends on our common stock in the foreseeable future.

        We have never paid cash dividends on our common stock. We currently intend to retain all future earnings, if any, for use in the operation of our business. Accordingly, we do not anticipate paying cash dividends on our common stock in the foreseeable future.

  Certain provisions of our charter document, employment arrangements and Delaware law may discourage or prevent takeover attempts that could result in the payment of a premium price to our stockholders.

        Our restated certificate of incorporation allows our board of directors to issue up to 2,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by our stockholders. In February 1999, the board designated 250,000 shares of Series A Junior Participating Preferred Stock that contain "poison pill" provisions. The board of directors additionally issued 966,666 shares of Series B Convertible Preferred Stock in connection with the Tertio acquisition. The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that was issued in connection with the Tertio acquisition or that may be issued in the future. Issuance of preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire a majority of our outstanding voting stock. We have no current plans to issue additional shares of preferred stock.

        In addition, we are subject to the anti-takeover provisions of Section 203 of Delaware General Corporation Law, which prohibit us from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in the prescribed manner. The application of Section 203 and certain provisions of our restated certificate of incorporation, including a classified board of directors, may have the effect of delaying or preventing changes in control of our management, which could adversely affect the market price of our common stock by discouraging or preventing takeover attempts that might result in the payment of a premium price to our stockholders.

        Each of our named executive officers identified under "Information Regarding Executive Officer Compensation" in our Proxy Statement incorporated by reference herein, as well as the other executive officers (the "Executives") has entered into a management change in control agreement with EVOL. Each agreement generally provides for an acceleration on vesting of options, 50% upon a change in control (as defined in such agreements) if the Executive remains employed with the new entity, or 100% in the event the Executive's employment is terminated. The acceleration of vesting of options upon a change in control may be viewed as an anti-takeover measure and may have the effect of discouraging a merger proposal, tender offer or other attempt to gain control of the Company. For more information concerning the Change in Control Agreement, see the section in our Proxy Statement incorporated by reference herein entitled "Certain Relationships and Related Transactions."

        Our Amended and Restated Stock Option Plan provides for acceleration of vesting under certain circumstances. Upon certain changes in control of the Company, vesting on some options awarded to directors may be accelerated. In addition, the successor corporation may assume outstanding stock awards or substitute equivalent stock awards. If the successor corporation refuses to do so, such stock awards will become fully vested and exercisable for a period of 15 days after notice from us but the option will terminate if not exercised during that period. As noted above, the acceleration of vesting of options upon a change in control may be viewed as an anti-takeover measure.

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements, which involve risks and uncertainties. These forward-looking statements are usually accompanied by words such as "anticipate" "believe", "plan", "estimate", "expect" "intend" and similar expressions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" and elsewhere in this prospectus. Other than as may be required by applicable law, we undertake no obligation to release publicly the results of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances. We caution you, however, that this list of risk factors and other cautionary language contained in this prospectus may not be exhaustive.

USE OF PROCEEDS

        The net proceeds from the sale of the selling stockholders' common stock will be received by the selling stockholders. We will not receive any proceeds from such sales.

SELLING STOCKHOLDERS

        The registration statement of which this prospectus is a part is being filed with the Securities and Exchange Commission pursuant to the investor rights agreement we entered into with the selling stockholders on November 2, 2004. The closing of the Tertio acquisition occurred on November 2, 2004 and we issued 966,666 shares of our Series B Convertible Preferred Stock (together with certain other consideration) to Tertio Telecoms Group, Ltd. in exchange for all of the issued and outstanding capital stock of Tertio. Following the close of this transaction, Tertio Telecoms Group, Ltd. completed a liquidation of its assets and distributed the shares of our Series B Convertible Preferred Stock to its equity holders, the selling stockholders.

        The following table sets forth, as of [            ], 2005: (1) the name of each selling stockholder for whom we are registering shares under this registration statement; (2) the number of shares of our common stock owned by the selling stockholder prior to this offering; (3) the number of shares of our common stock being offered pursuant to this prospectus; and (4) the amount and (if one percent or more) the percentage of the class to be owned by such selling stockholder after completion of the offering.

        This table is prepared based in part on information supplied to us by the listed selling stockholders. The table assumes that the selling stockholders sell all of the shares offered under this prospectus. However, because the selling stockholders may offer from time to time all or some of their shares under this prospectus, or in another permitted manner, we cannot assure you as to the actual number of shares that will be sold by the selling stockholders or that will be held by the selling stockholders after completion of the sales. Information concerning the selling stockholders may change from time to time and changed information will be presented in a supplement to this prospectus if and when necessary and required.

			Beneficial Ownership After The Offering(1)
Selling Stockholder	Beneficial Ownership Before the Offering(1)	Number of Shares to be Registered in this Offering
			Number	Percent
Apax (OCS) Nominees Limited(2)	1,333,999	1,333,999	0	0%
Global Private Equity III Limited Partnership(3)	429,812	429,812	0	0%
Global Private Equity III-A Limited Partnership(4)	197,584	197,584	0	0%
Global Private Equity III-B Limited Partnership(5)	9,879	9,879	0	0%
Global Private Equity III-C Limited Partnership(6)	131,723	131,723	0	0%
Advent PGGM Global Limited Partnership(7)	65,861	65,861	0	0%
Advent Euro-Italian Direct Investment Program Limited Partnership(8)	35,137	35,137	0	0%
Advent European Co-Investment Program Limited Partnership(9)	32,931	32,931	0	0%

Advent Partners GPE III Limited Partnership(10)	6,487	6,487	0	0%
Advent Partners (NA) GPE III Limited Partnership (11)	1,943	1,943	0	0%
Digital Media & Communications II Limited Partnership(12)	57,563	57,563	0	0%
Advent Crown Fund II C.V(13)	35,960	35,960	0	0%
Advent Global GECC III Limited Partnership(14)	266,311	266,311	0	0%
Advent Partners Limited Partnership(15)	4,808	4,808	0	0%
Four Seasons Venture II A.S(16)	58,000	58,000	0	0%
Nigel Clifford(17)	113,100	113,100	0	0%
David Gibbon(18)	118,900	118,900	0	0%

TOTAL	2,899,998	2,899,998	0	0%

(1)
Assumes all offered shares are sold. Subject to stockholder approval, a portion of the outstanding balance of the long term secured notes held by the selling stockholders will be exchanged for notes convertible into shares of common stock. The exact number of shares of common stock issuable upon conversion is based upon a multiple of 90% of the average market price of the Company's common stock over the 90 day period which commenced on November 2, 2004.

(2)
133,400 of these shares are being held in escrow pursuant to the terms of an Escrow Agreement between Evolving Systems, the selling stockholders and Wells Fargo Bank West, N.A., as escrow agent. The excess, if any, of the escrowed shares over the sum of the claims made by Evolving Systems against the escrow will be released to the selling stockholder. 80% of such sum shall be released on November 2, 2005, and the remainder, if any, on November 2, 2007 or, if later, the date on which any and all such claims are finally resolved. The escrowed shares may not be sold by the selling stockholder unless and until they are released from escrow to such selling stockholder. Pursuant to the terms of the Escrow Agreement, the selling stockholder may obtain the escrowed shares out of escrow by replacing such shares with $3.50 in cash for each share of common stock and $10.50 per share for each share of Series B Preferred Stock.

(3)
42,981 of these shares are being held in escrow pursuant to the terms of an Escrow Agreement between Evolving Systems, the selling stockholders and Wells Fargo Bank West, N.A., as escrow agent. The excess, if any, of the escrowed shares over the sum of the claims made by Evolving Systems against the escrow will be released to the selling stockholder. 80% of such sum shall be released on November 2, 2005, and the remainder, if any, on November 2, 2007 or, if later, the date on which any and all such claims are finally resolved. The escrowed shares may not be sold by the selling stockholder unless and until they are released from escrow to such selling stockholder. Pursuant to the terms of the Escrow Agreement, the selling stockholder may obtain the escrowed shares out of escrow by replacing such shares with $3.50 in cash for each share of common stock and $10.50 per share for each share of Series B Preferred Stock.

(4)
19,758 of these shares are being held in escrow pursuant to the terms of an Escrow Agreement between Evolving Systems, the selling stockholders and Wells Fargo Bank West, N.A., as escrow agent. The excess, if any, of the escrowed shares over the sum of the claims made by Evolving Systems against the escrow will be released to the selling stockholder. 80% of such sum shall be released on November 2, 2005, and the remainder, if any, on November 2, 2007 or, if later, the date on which any and all such claims are finally resolved. The escrowed shares may not be sold by the selling stockholder unless and until they are released from escrow to such selling stockholder. Pursuant to the terms of the Escrow Agreement, the selling stockholder may obtain the escrowed shares out of escrow by replacing such shares with $3.50 in cash for each share of common stock and $10.50 per share for each share of Series B Preferred Stock.

(5)
988 of these shares are being held in escrow pursuant to the terms of an Escrow Agreement between Evolving Systems, the selling stockholders and Wells Fargo Bank West, N.A., as escrow agent. The excess, if any, of the escrowed shares over the sum of the claims made by Evolving Systems against the escrow will be released to the selling stockholder. 80% of such sum shall be released on November 2, 2005, and the remainder, if any, on November 2, 2007 or, if later, the date on which any and all such claims are finally resolved. The escrowed shares may not be sold by the selling stockholder unless and until they are released from escrow to such selling stockholder. Pursuant to the terms of the Escrow Agreement, the selling stockholder may obtain the escrowed shares out of escrow by replacing such shares with $3.50 in cash for each share of common stock and $10.50 per share for each share of Series B Preferred Stock.

(6)
13,172 of these shares are being held in escrow pursuant to the terms of an Escrow Agreement between Evolving Systems, the selling stockholders and Wells Fargo Bank West, N.A., as escrow agent. The excess, if any, of the escrowed shares over the sum of the claims made by Evolving Systems against the escrow will be released to the selling stockholder. 80% of such sum shall be released on November 2, 2005, and the remainder, if any, on November 2, 2007 or, if later, the date on which any and all such claims are finally resolved. The escrowed shares may not be sold by the selling stockholder unless and until they are released from escrow to such selling stockholder. Pursuant to the terms of the Escrow Agreement, the selling stockholder may obtain the escrowed shares out of escrow by replacing such shares with $3.50 in cash for each share of common stock and $10.50 per share for each share of Series B Preferred Stock.

(7)
6,586 of these shares are being held in escrow pursuant to the terms of an Escrow Agreement between Evolving Systems, the selling stockholders and Wells Fargo Bank West, N.A., as escrow agent. The excess, if any, of the escrowed shares over the sum of the claims made by Evolving Systems against the escrow will be released to the selling stockholder. 80% of such sum shall be released on November 2, 2005, and the remainder, if any, on November 2, 2007 or, if later, the date on which any and all such claims are finally resolved. The escrowed shares may not be sold by the selling stockholder unless and until they are released from escrow to such selling stockholder. Pursuant to the terms of the Escrow Agreement, the selling stockholder may obtain the escrowed shares out of escrow by replacing such shares with $3.50 in cash for each share of common stock and $10.50 per share for each share of Series B Preferred Stock.

(8)
3,514 of these shares are being held in escrow pursuant to the terms of an Escrow Agreement between Evolving Systems, the selling stockholders and Wells Fargo Bank West, N.A., as escrow agent. The excess, if any, of the escrowed shares over the sum of the claims made by Evolving Systems against the escrow will be released to the selling stockholder. 80% of such sum shall be released on November 2, 2005, and the remainder, if any, on November 2, 2007 or, if later, the date on which any and all such claims are finally resolved. The escrowed shares may not be sold by the selling stockholder unless and until they are released from escrow to such selling stockholder. Pursuant to the terms of the Escrow Agreement, the selling stockholder may obtain the escrowed shares out of escrow by replacing such shares with $3.50 in cash for each share of common stock and $10.50 per share for each share of Series B Preferred Stock.

(9)
3,293 of these shares are being held in escrow pursuant to the terms of an Escrow Agreement between Evolving Systems, the selling stockholders and Wells Fargo Bank West, N.A., as escrow agent. The excess, if any, of the escrowed shares over the sum of the claims made by Evolving Systems against the escrow will be released to the selling stockholder. 80% of such sum shall be released on November 2, 2005, and the remainder, if any, on November 2, 2007 or, if later, the date on which any and all such claims are finally resolved. The escrowed shares may not be sold by the selling stockholder unless and until they are released from escrow to such selling stockholder. Pursuant to the terms of the Escrow Agreement, the selling stockholder may obtain the escrowed shares out of escrow by replacing such shares with $3.50 in cash for each share of common stock and $10.50 per share for each share of Series B Preferred Stock.

(10)
649 of these shares are being held in escrow pursuant to the terms of an Escrow Agreement between Evolving Systems, the selling stockholders and Wells Fargo Bank West, N.A., as escrow agent. The excess, if any, of the escrowed shares over the sum of the claims made by Evolving Systems against the escrow will be released to the selling stockholder. 80% of such sum shall be released on November 2, 2005, and the remainder, if any, on November 2, 2007 or, if later, the date on which any and all such claims are finally resolved. The escrowed shares may not be sold by the selling stockholder unless and until they are released from escrow to such selling stockholder. Pursuant to the terms of the Escrow Agreement, the selling stockholder may obtain the escrowed shares out of escrow by replacing such shares with $3.50 in cash for each share of common stock and $10.50 per share for each share of Series B Preferred Stock.

(11)
194 of these shares are being held in escrow pursuant to the terms of an Escrow Agreement between Evolving Systems, the selling stockholders and Wells Fargo Bank West, N.A., as escrow agent. The excess, if any, of the escrowed shares over the sum of the claims made by Evolving Systems against the escrow will be released to the selling stockholder. 80% of such sum shall be released on November 2, 2005, and the remainder, if any, on November 2, 2007 or, if later, the date on which any and all such claims are finally resolved. The escrowed shares may not be sold by the selling stockholder unless and until they are released from escrow to such selling stockholder. Pursuant to the terms of the Escrow Agreement, the selling stockholder may obtain the escrowed shares out of escrow by replacing such shares with $3.50 in cash for each share of common stock and $10.50 per share for each share of Series B Preferred Stock.

(12)
5,756 of these shares are being held in escrow pursuant to the terms of an Escrow Agreement between Evolving Systems, the selling stockholders and Wells Fargo Bank West, N.A., as escrow agent. The excess, if any, of the escrowed shares over the sum of the claims made by Evolving Systems against the escrow will be released to the selling stockholder. 80% of such sum shall be released on November 2, 2005, and the remainder, if any, on November 2, 2007 or, if later, the date on which any and all such claims are finally resolved. The escrowed shares may not be sold by the selling stockholder unless and until they are released from escrow to such selling stockholder. Pursuant to the terms of the Escrow Agreement, the selling stockholder may obtain the escrowed shares out of escrow by replacing such shares with $3.50 in cash for each share of common stock and $10.50 per share for each share of Series B Preferred Stock.

(13)
3,596 of these shares are being held in escrow pursuant to the terms of an Escrow Agreement between Evolving Systems, the selling stockholders and Wells Fargo Bank West, N.A., as escrow agent. The excess, if any, of the escrowed shares over the sum of the claims made by Evolving Systems against the escrow will be released to the selling stockholder. 80% of such sum shall be released on November 2, 2005, and the remainder, if any, on November 2, 2007 or, if later, the date on which any and all such claims are finally resolved. The escrowed shares may not be sold by the selling stockholder unless and until they are released from escrow to such selling stockholder. Pursuant to the terms of the Escrow Agreement, the selling stockholder may obtain the escrowed shares out of escrow by replacing such shares with $3.50 in cash for each share of common stock and $10.50 per share for each share of Series B Preferred Stock.

(14)
26,631 of these shares are being held in escrow pursuant to the terms of an Escrow Agreement between Evolving Systems, the selling stockholders and Wells Fargo Bank West, N.A., as escrow agent. The excess, if any, of the escrowed shares over the sum of the claims made by Evolving Systems against the escrow will be released to the selling stockholder. 80% of such sum shall be released on November 2, 2005, and the remainder, if any, on November 2, 2007 or, if later, the date on which any and all such claims are finally resolved. The escrowed shares may not be sold by the selling stockholder unless and until they are released from escrow to such selling stockholder. Pursuant to the terms of the Escrow Agreement, the selling stockholder may obtain the escrowed shares out of escrow by replacing such shares with $3.50 in cash for each share of common stock and $10.50 per share for each share of Series B Preferred Stock.

(15)
481 of these shares are being held in escrow pursuant to the terms of an Escrow Agreement between Evolving Systems, the selling stockholders and Wells Fargo Bank West, N.A., as escrow agent. The excess, if any, of the escrowed shares over the sum of the claims made by Evolving Systems against the escrow will be released to the selling stockholder. 80% of such sum shall be released on November 2, 2005, and the remainder, if any, on November 2, 2007 or, if later, the date on which any and all such claims are finally resolved. The escrowed shares may not be sold by the selling stockholder unless and until they are released from escrow to such selling stockholder. Pursuant to the terms of the Escrow Agreement, the selling stockholder may obtain the escrowed shares out of escrow by replacing such shares with $3.50 in cash for each share of common stock and $10.50 per share for each share of Series B Preferred Stock.

(16)
5,800 of these shares are being held in escrow pursuant to the terms of an Escrow Agreement between Evolving Systems, the selling stockholders and Wells Fargo Bank West, N.A., as escrow agent. The excess, if any, of the escrowed shares over the sum of the claims made by Evolving Systems against the escrow will be released to the selling stockholder. 80% of such sum shall be released on November 2, 2005, and the remainder, if any, on November 2, 2007 or, if later, the date on which any and all such claims are finally resolved. The escrowed shares may not be sold by the selling stockholder unless and until they are released from escrow to such selling stockholder. Pursuant to the terms of the Escrow Agreement, the selling stockholder may obtain the escrowed shares out of escrow by replacing such shares with $3.50 in cash for each share of common stock and $10.50 per share for each share of Series B Preferred Stock.

(17)
11,310 of these shares are being held in escrow pursuant to the terms of an Escrow Agreement between Evolving Systems, the selling stockholders and Wells Fargo Bank West, N.A., as escrow agent. The excess, if any, of the escrowed shares over the sum of the claims made by Evolving Systems against the escrow will be released to the selling stockholder. 80% of such sum shall be released on November 2, 2005, and the remainder, if any, on November 2, 2007 or, if later, the date on which any and all such claims are finally resolved. The escrowed shares may not be sold by the selling stockholder unless and until they are released from escrow to such selling stockholder. Pursuant to the terms of the Escrow Agreement, the selling stockholder may obtain the escrowed shares out of escrow by replacing such shares with $3.50 in cash for each share of common stock and $10.50 per share for each share of Series B Preferred Stock.

(18)
11,890 of these shares are being held in escrow pursuant to the terms of an Escrow Agreement between Evolving Systems, the selling stockholders and Wells Fargo Bank West, N.A., as escrow agent. The excess, if any, of the escrowed shares over the sum of the claims made by Evolving Systems against the escrow will be released to the selling stockholder. 80% of such sum shall be released on November 2, 2005, and the remainder, if any, on November 2, 2007 or, if later, the date on which any and all such claims are finally resolved. The escrowed shares may not be sold by the selling stockholder unless and until they are released from escrow to such selling stockholder. Pursuant to the terms of the Escrow Agreement, the selling stockholder may obtain the escrowed shares out of escrow by replacing such shares with $3.50 in cash for each share of common stock and $10.50 per share for each share of Series B Preferred Stock.

Relationships with Selling Stockholders

        As part of the acquisition of Tertio, Peter J. Skinner of Apax Partners Ltd joined our Board of Directors, and a representative of Advent International Corporation (which is an affiliate of the selling stockholders other than Apax (OCS) Nominees Limited, Four Seasons Venture II A.S, Nigel Clifford and David Gibbon), James Brocklebank, has been granted rights to observe meetings of our Board of Directors.

PLAN OF DISTRIBUTION

        This registration statement will permit certain shares owned or pledged by some selling stockholders to be freely tradable if the selling stockholders, or pledgees of stockholders, elect to sell such shares. The selling stockholders, which as used herein includes their pledgees, donees, transferees or other successors in interest selling shares of common stock or interests therein received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may offer the shares from time to time. They may sell the shares on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. They may sell the shares using one or more of the following methods or other methods, or in any combination of such methods:

  •
  ordinary brokerage transactions and transactions in which a broker dealer solicits purchasers;

  •
  block trades in which a broker dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  to broker-dealers acting as principals;

  •
  through broker-dealers acting as agents;

  •
  in underwritten offerings;

  •
  in block trades;

  •
  in agency placements;

  •
  in exchange distributions;

  •
  agreements with broker dealers to sell a specified number of such shares at a stipulated price per share;

  •
  through crosses in which the same broker acts as an agent on both sides of the trade;

  •
  in privately negotiated transactions;

  •
  in transactions other than on exchanges or services;

  •
  through the writing of options, whether the options are listed on an option exchange or otherwise;

  •
  in connection with the writing of non-traded and exchange-traded call options or put options, in hedge transactions and in settlement of other transactions in standardized over-the-counter options;

  •
  through the distribution of the shares by any selling stockholder to its partners, members or stockholders; and

  •
  by any other method permitted pursuant to applicable law.

        The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale or other disposition. To the extent required, we may amend or supplement this prospectus from time to time to describe a specific plan of distribution.

        The selling stockholders or the purchasers of the shares may pay compensation in the form of discounts, concessions or commissions to broker-dealers or others who act as agents or principals or both. The amounts of compensation may be negotiated at the time and may be in excess of customary commissions. Broker-dealers and any other persons participating in a distribution of the shares may be underwriters as that term is defined in the Securities Act, and any discounts, concessions or commissions may be underwriting discounts or commissions under the Securities Act. The selling stockholders may grant a security interest in shares owned by them. If the secured parties foreclose on the shares, they may be selling stockholders. In addition, the selling stockholders may sell short the shares.

        Any or all of the sales or other transactions involving the shares described above, whether completed by the selling stockholders, any broker-dealer or others, may be made using this prospectus. In addition, any shares that qualify for sale under Rule 144 of the Securities Act may be sold under Rule 144 rather than by using this prospectus.

        The shares may also be offered in one or more underwritten offerings, on a firm commitment or best efforts basis. We will not receive any proceeds from the sale of the shares by the selling stockholders. The shares may be sold in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. The prices will be determined by the selling stockholders or by agreement between the selling stockholders and their underwriters, dealers, brokers or agents. If required under the Securities Act, the number of the shares being offered and the terms of the offering, the names of any agents, brokers, dealers or underwriters and any commission with respect to a particular offer will be set forth in a prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the shares may receive compensation in the form of underwriting discounts, concessions, commissions or fees from selling stockholders or purchasers of the shares or both. In addition, sellers of shares may be underwriters as that term is defined in the Securities Act and any profits on the sale of shares by them may be discounts or commissions under the Securities Act. The selling stockholders may have other business relationships with us and our subsidiaries or affiliates in the ordinary course of business. Some of the underwriters or agents and their associates may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

        The selling stockholders also may enter into hedging transactions with broker-dealers or other financial institutions and the broker-dealers or other financial institutions may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholders. This prospectus may be delivered in connection with short sales and the shares offered may be used to cover short sales. The selling stockholders may also enter into options or other transactions or the creation of one or more derivative securities with broker-dealers or other financial institutions that involve the delivery of the shares to the broker-dealers or other financial institutions, who may then resell or otherwise transfer the shares. The selling stockholders may also pledge the shares to a broker-dealer or other financial institution and the broker-dealer or other financial institution may sell those shares upon a default. In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate.

        Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended, or the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days before the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and have informed the selling stockholders of the need to deliver copies of this prospectus to purchasers at or before the time of any sale of the shares.

        We will bear all costs, expenses and fees in connection with the registration of the resale of the shares covered by this prospectus. We have agreed to indemnify the selling stockholders and their officers, directors, agents, trustees and affiliates, and each underwriter, if any, for liabilities based on untrue material facts, or omissions of material facts, contained in this prospectus and for any failure by us to fulfill any undertakings included in the registration statement of which this prospectus is a part. The selling stockholders have agreed to indemnify us for liabilities based on untrue material facts, or omissions of material facts, contained in this prospectus, but only to the extent that such material fact or omission is made in reliance on and in conformity with written information furnished by the selling stockholders specifically for use in preparation of this prospectus. The selling stockholders will pay any applicable underwriters' commissions and expenses, brokerage fees or transfer taxes. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

        We cannot assure you that the selling stockholders will sell any or all of the shares offered by them under this prospectus.

LEGAL MATTERS

        The validity of the shares of common stock offered hereby has been passed upon by Holme Roberts & Owen LLP, Denver, Colorado.

EXPERTS

        The consolidated financial statements of Evolving Systems, Inc., incorporated in this Registration Statement by reference to the Annual Report on Form 10-K for the year ended December 31, 2003, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The financial statements of Tertio Telecoms Ltd., incorporated by reference in this Prospectus from the Current Report on Form 8-K/A filed by Evolving Systems, Inc. on January 18, 2005, have been audited by BDO Stoy Hayward LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed a registration statement on Form S-3 with the Securities and Exchange Commission, or the SEC, relating to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. For further information with respect to us and the common stock offered hereby, reference is made to such registration statement, exhibits and schedules.

        We are subject to the information and periodic reporting requirements of the Exchange Act and in accordance therewith file reports, proxy statements and other information with the SEC. Such reports, proxy statements, other information and a copy of the registration statement may be inspected by anyone without charge and copies of these materials may be obtained upon the payment of the fees prescribed by the SEC, at the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The registration statement and the reports, proxy statements and other information filed by us are also available through the SEC's website on the World Wide Web at the following address: http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information that is included directly in this document.

        This prospectus includes by reference the documents listed below that we have previously filed with the SEC and that are not included in or delivered with this document. They contain important information about our company and its financial condition.

        (a)   Annual Report on Form 10-K for the year ended December 31, 2003;

        (b)   Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004;

        (c)   Current Reports on Form 8-K filed with the SEC on January 21, 2004, February 4, 2004, March 8, 2004, April 13, 2004, May 5, 2004, July 15, 2004, July 29, 2004, October 19, 2004, November 8, 2004, November 10, 2004 and January 18, 2005;

        (d)   Definitive Proxy Statement on Schedule 14A filed with the SEC on March 26, 2004, as amended; and

        (e)   Registration Statement No. 000-24081 on Form 8-A12G filed with the SEC on April 24, 1998, in which there is described the terms, rights and provisions applicable to Evolving Systems' outstanding common stock.

        All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part of this prospectus from the date of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

        You can obtain any of the documents incorporated by reference in this document from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit to this prospectus. You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address:

Investor Relations
Evolving Systems, Inc.
9777 Mt. Pyramid Court, Suite 100
Englewood, Colorado 80112
(303) 802-1000

        We have not authorized anyone to give any information or make any representation about us that is different from, or in addition to, that contained in this prospectus or in any of the materials that we have incorporated by reference into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you.

Evolving Systems, Inc.
9777 Mt. Pyramid Court, Suite 100
Englewood, Colorado 80112
(303) 802-1000

PROSPECTUS

2,899,998 Shares
Common Stock

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

        The following table sets forth all expenses payable by the Registrant in connection with the issuance and distribution of the securities, other than underwriting discounts and commissions. The Registrant will bear all of such expenses. All the amounts shown are estimates, except the registration fee.

Registration Fee	$1,045
Fees and expenses of accountants	24,000
Fees and expenses of counsel to EVOL	30,000
Miscellaneous	2,500

Total	$57,545

Item 15. Indemnification of Directors and Officers.

        Under Section 145 of the Delaware General Corporation Law, the Registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

        The Registrant's Amended and Restated Certificate of Incorporation provides for the elimination of liability for monetary damages for breach of the directors' fiduciary duty of care to the Registrant and its stockholders. These provisions do not eliminate the directors' duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

        The Registrant has entered into indemnification agreements with each of its directors and executive officers under which the Registrant has agreed to indemnify each of them against expenses and losses incurred for claims brought against them by reason of their being a director or executive officer of the Registrant, and the Registrant maintains directors' and officers' liability insurance.

Item 16. Exhibits

Description
2.1*	Stock Purchase Agreement dated as of November 2, 2004, among the Registrant, Tertio Telecoms Group, Ltd., Tertio Telecoms Ltd. and Evolving Systems Holdings, Ltd., a subsidiary wholly owned by the Registrant
3.1*	Certificate of Designation for the Series B Convertible Preferred
3.2**	Restated Certificate of Incorporation of Evolving Systems, Inc.
3.3**	Amended and Restated Bylaws of Evolving Systems, Inc.

4.1*	Investor Rights Agreement dated as of November 2, 2004, among the Registrant and Tertio Telecoms Group, Ltd. and certain other named parties therein
4.2(a)*	Long-Term Senior Secured Note deposited with Wells Fargo Bank West, N.A., as escrow agent
4.2(b)*	Long-Term Senior Secured Note
4.3*	Short-Term Senior Secured Note
4.4	Escrow Agreement dated as of November 2, 2004, among the Registrant, Tertio Telecoms Group, Ltd. and Wells Fargo Bank West, N.A.
5.1	Opinion of Holme Roberts & Owen LLP
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
23.2	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
23.3	Consent of BDO Stoy Hayward LLP, Independent Registered Public Accountants
23.4	Consent of Holme Roberts & Owen LLP (included in Exhibit 5.1).
24.1	Powers of Attorney (included in signature pages).

*
Incorporated by reference from the Registrant's Current Report on Form 8-K/A filed with the Securities and Exchange Commission on November 10, 2004.

**
Incorporated by reference from the Registrant's Registration Statement on Form S-1 No. 333-43973 filed on January 9, 1998.

Item 17. Undertakings

        (a)   The Registrant hereby undertakes:

          (i)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (1)   To include any prospectus required by Section 10(a)(3) of the Securities Act;

            (2)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

            (3)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(i)(1) and (a)(i)(2) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

          (ii)   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (iii)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (iv)  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (v)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (b)   The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to any charter provision, bylaw, contract, arrangement, statute, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Englewood, State of Colorado, on the 1st day of February, 2005.

Evolving Systems, Inc.
By:	/s/ STEPHEN K. GARTSIDE, JR. Stephen K. Gartside, Jr. Chief Executive Officer and President

POWER OF ATTORNEY

        We, the undersigned officers and directors of Evolving Systems, Inc. hereby severally constitute and appoint Stephen K. Gartside, Jr. and Anita T. Moseley, and each of them singly, our true and lawful attorneys, with full power to them and each of them singly, to sign for us in our names in the capacities indicated below, any and all amendments (including post-effective amendments or any abbreviated Registration Statement, and any amendments thereto, filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission; granting unto said attorneys-in-fact full power and authority to perform any other act on behalf of the undersigned required to be done in the premises, hereby ratifying and confirming all that said attorneys-in-fact lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ STEPHEN K. GARTSIDE, JR. Stephen K. Gartside, Jr.	President, Chief Executive Officer and Director (Principal Executive Officer)	February 1, 2005
/s/ BRIAN R. ERVINE Brian R. Ervine	Executive Vice President, Chief Financial and Administrative Officer and Treasurer (Principal Financial and Accounting Officer)	February 1, 2005
/s/ GEORGE A. HALLENBECK George A. Hallenbeck	Chairman of the Board	February 1, 2005
/s/ DAVID J. NICOL David J. Nicol	Director	February 1, 2005

/s/ BRENDAN F. REIDY Brendan F. Reidy	Director	February 1, 2005
/s/ PETER J. SKINNER Peter J. Skinner	Director	February 1, 2005
/s/ STEVE B. WARNECKE Steve B. Warnecke	Director	February 1, 2005

INDEX TO EXHIBITS

Description
2.1*	Stock Purchase Agreement dated as of November 2, 2004, among the Registrant, Tertio Telecoms Group, Ltd., Tertio Telecoms Ltd. and Evolving Systems Holdings, Ltd., a subsidiary wholly owned by the Registrant
3.1*	Certificate of Designation for the Series B Convertible Preferred
3.2**	Restated Certificate of Incorporation of Evolving Systems, Inc.
3.3**	Amended and Restated Bylaws of Evolving Systems, Inc.
4.1*	Investor Rights Agreement dated as of November 2, 2004, among the Registrant and Tertio Telecoms Group, Ltd. and certain other named parties therein
4.2(a)*	Long-Term Senior Secured Note deposited with Wells Fargo Bank West, N.A., as escrow agent
4.2(b)*	Long-Term Senior Secured Note
4.3*	Short-Term Senior Secured Note
4.4	Escrow Agreement dated as of November 2, 2004, among the Registrant, Tertio Telecoms Group, Ltd. and Wells Fargo Bank West, N.A.
5.1	Opinion of Holme Roberts & Owen LLP
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
23.2	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
23.3	Consent of BDO Stoy Hayward LLP, Independent Registered Public Accountants
23.4	Consent of Holme Roberts & Owen LLP (included in Exhibit 5.1).
24.1	Powers of Attorney (included in signature pages).

*
Incorporated by reference from the Registrant's Current Report on Form 8-K/A filed with the Securities and Exchange Commission on November 10, 2004.

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Incorporated by reference from the Registrant's Registration Statement on Form S-1 No. 333-43973 filed on January 9, 1998.